Exhibit 12

Arch Capital Group Ltd. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends
(in thousands, except ratios)

	Years Ended December 31,
	2015	2014	2013	2012	2011

Income before income taxes	$567,194	$844,247	$742,505	$589,387	$426,370

Equity in net income or loss of investees	3,458	(947)	52,238	(43,632)	71,100
Fixed charges	73,434	53,319	33,304	34,223	37,166
Watford preference dividends (1)	(19,633)	(14,728)	—	—	—

Income available for fixed charges	$624,453	$881,891	$828,047	$579,978	$534,636

Fixed charges:
Interest and amortization on indebtedness	45,874	45,634	27,060	28,525	31,691
Watford preference dividends (1)	19,633	14,728	—	—	—
Estimate of interest component within rental expense, net of sublease income (2)	7,927	7,685	6,244	5,698	5,475
Total fixed charges	73,434	68,047	33,304	34,223	37,166

Preference dividends (3)	21,938	21,938	25,079	25,844	25,844

Total fixed charges and preference dividends	$95,372	$89,985	$58,383	$60,067	$63,010

Ratio of earnings to fixed charges	8.5	13.0	24.9	16.9	14.4

Ratio of earnings to fixed charges and preference dividends	6.5	9.8	14.2	9.7	8.5

(1)	Dividends attributable to preference shares issued by Watford Holdings Ltd.

(2)	Represents a reasonable approximation of the interest cost component of rental expense, net of sublease income, incurred by the Company.

(3)	Dividends attributable to preference shares issued by ACGL.